SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated November 14th,  2006

DUCATI MOTOR HOLDING S.P.A.
(Translation of Registrant’s Name into English)

Via Cavalieri Ducati, 3 Bologna 40132 ITALY
(Address of Principal Executive Offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

	01/01/06- 30/09/06	01/01/05- 30/09/05	Var %

Revenues	232.0	228.8	1.4%
EBITDA	24.7	14.4	71.3%
Net result	(4.6)	(16.6)
Net Debt	(46.7)	(129.9)
(Million Euro)

Bologna, November 14th, 2006 –The Board of Directors of Ducati Motor Holding S.p.A. (Borsa Italiana: DMH; NYSE: DMH) approved today its financial results for the first nine months of 2006.

Revenues for the first nine months of 2006 were € 232.0 million compared to € 228.8 million over the same period in 2005, up € 3.2 (1.4%). The increase was due to an improved mix in motorbike sales, an increase in apparel and accessories volumes and to sales to MotoGp satellite teams. On the other hand Spare parts sales decreased because of a lower number of circulating bikes. Motorbike revenues in the first nine months amounted to € 174.0 million, up by 1.8% versus the same period in the previous year. Other Ducati products, spare parts, accessories and apparel, showed a decrease in revenues of 2.7% compared to 2005.

Gross margin at September 30, 2006 was € 64.1 million or 27.6% of revenues versus € 48.9 million or 21.4% at September 30, 2005 an increase which can be attributed to an improvement in product mix  and reduced cost of goods.

EDITDA was € 24.7 million or 10.6% of revenues for the first nine months of 2006 against € 14.4 million or 6.3% of revenues over the same period last year, mainly due to the improved product mix  and reduced cost of goods.

Operating result (EBIT) for the first nine months of 2006 amounted to € 9.0 million or 3.9% of sales versus a loss of € 7.0 million or -3.0% of sales over the same period of 2005.

At EBT level, the result was a profit of € 3.9 million versus a loss of Euro 13.0 million over the same period last year.

Net result for the first nine months  2006 was a loss of € 4.6 million compared to a loss of € 16.6 million in the first nine months of 2005.

Company net debt at September 30, 2006 was € 46.7 million versus € 129.9 million at September 30, 2005. Improvement is mainly due to the Capital Increase of 2006.

For the first nine months of 2006, unofficial Ducati registrations were approximately 30,294 up by 2% over the same period last year. Registrations in the US were up by 23%, in the non-subsidiary countries by 10%, in Japan by 1% and in France by 2%, while registrations were down in UK (-18%), Benelux (-13%), Germany (-10%) and Italy (-6%).

The consolidated financial statements as of 30 september 2006 have not been audited.

Federico Minoli, Ducati Chairman and Chief Executive Officer commented: “Despite the planned reduction in volumes in terms of sales, we closed the first nine months 2006 with an improved operating margin. We are beginning to see the results of the new strategy. As planned, we increased registrations while reducing sales in order to lower dealers’ stock. The main objective for the coming months is to focus sales on high margin models, to continue the stock reduction effort and to successfully prepare for the launch of the new models. On the race track we closed the season with unprecedented successes: World Superbike Champions; 4 wins and 9 podiums in MotoGP. A result no other European manufacturer has ever achieved”.

Enrico D’Onofrio, Ducati’s Chief Financial Officer added: “The restructuring plan is coming up to expectations. We confirm the targets for 2006, which are revenues in the range of 300 million Euro, EBITDA equal to about 10% of revenues. Net result and financial position will be negative but considerably improving compared to last year”.

Founded in 1926, Ducati builds racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. The Company produces motorcycles in six market segments which vary in their technical and design features and intended customers: Superbike, Supersport, Monster, Sport Touring, Multistrada and the new SportClassic. The Company’s motorcycles are sold in more than 60 countries worldwide, with a primary focus in the Western European, Japan and North American markets. Ducati has won thirteen of the last fifteen World Superbike Championship titles and more individual victories than the competition put together.  Since 2003 Ducati has also been taking part in the MotoGP World Championship. For more information about the Company, please visit our web site at http://www.ducati.com

This press release is not an offer to invest in Italy, according to Art. 1, lett (t) of the Italian Legislative Decree no. 58 of February 24th, 1998, or in any other country. This press release cannot be transmitted or distributed to any persons in the United States or in any country where its distribution is not allowed without the express approval from the relevant authorities.

These materials are not an offer of securities for sale in the United States.  Securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration under the U.S. Securities Act of 1933, as amended.  Any public offering of the company’s securities to be made in the United States will be made by means of a prospectus that may be obtained from the company and that will contain detailed information about the company and its management, including financial statements.

This press release contains statements that are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.

For further information, please contact:

Federico Strano
Director, Investor Relations
Ducati Motor Holding S.p.A.
Via Cavalieri Ducati, 3
Bologna 40132, Italy
e-mail: federico.strano@ducati.com
Main Tel: + 39 051 6413 111
Direct Tel: + 39 051 6413 213

Ducati Motor Holding S.p.A. and Subsidiaries
Net Sales and Shipment Data

	Nine Months Ended		Nine Months Ended

	September, 30 2006	September, 30 2005	September, 30 2006	September, 30 2005

Net Revenues (Euro in thousands, US$ in thousands)
Motorcycles	€174,044	€171,047	$220,340	$216,546
Spare Parts, Accessories, Apparel	53,853	55,332	68,178	70,050
Other	4,130	2,449	5,229	3,100

Total Net Revenues	€232,027	€228,828	$293,747	$289,696

Ducati Units
Motorcycle shipments:			% Change

North America	6,188	4,845	27.7%
Main European market	11,767	13,212	(10.9)%
Japan	1,712	1,651	3.7%
Rest of World	4,242	4,709	(9.9)%

Total	23,909	24,417	(2.1)%
Motorcycle product mix			% Change

Superbike	3,276	4,749	(31.0)%
Supersport	450	695	(35.3)%
Sport Naked	14,071	12,854	9.5%
Sport Touring	1,196	1,076	11.2%
Multistrada	1,882	5,043	(62.7)%
Sport Classic	3,034	0	n.a.

Total	23,909	24,417	(2.1)%
Unofficial Motorcycle Registrations:			% Change

North America	6,980	5,668	23.1%
Main European market	16,037	17,247	(7.0)%
Japan	2,141	2,116	1.2%
Rest of World	5,136	4,658	10.3%

Total	30,294	29,689	2.0%

Ducati Motor Holding Group
Profit & Loss
(Euro in thousands, US$ in thousands, except for shares)

	Nine Months Ended		Nine Months Ended

	September, 30 2006	September, 30 2005	September, 30 2006	September, 30 2005	Percent Change

Revenues (net)	€232,027	€228,828	$293,746	$289,696	1.4%
Cost of goods sold	(167,921)	(179,910)	(212,588)	(227,766)

Gross Margin	64,106	48,918	81,158	61,930	31.0%
Other operating revenues	25,745	23,267	32,593	29,456
SG&A expenses	(80,519)	(78,261)	(101,937)	(99,078)
Other operating income and expenses	(328)	(881)	(415)	(1,115)
Operating result	9,004	(6,957)	11,399	(8,807)	(229.4)%
Financing expense, net	(5,103)	(6,075)	(6,460)	(7,691)

Profit/(loss)before income taxes and min.interest	3,901	(13,032)	4,939	(16,498)	(129.9)%
Income Tax	(8,476)	(3,538)	(10,731)	(4,479)	139.6%

Net Result including minority interests	(4,575)	(16,570)	(5,792)	(20,977)	(72.4)%
Minority Interests	(4)	(1)	(5)	(1)

Net Result for the Group	(4,579)	(16,571)	(5,797)	(20,978)	(72.4)%
Shares outstanding	320,687,920	159,360,037	320,687,920	159,360,037
Other Financial Data					Percent Change

Motorcycles Produced (Units)	24,800	25,977			(4.5)%
Motorcycles Sold (Units)	23,909	24,417			(2.1)%
Unofficial Registrations (Units)	30,294	29,689			2.0%
EBITDA	24,725	14,435	31,302	18,274	71.3%
EBITDA Margin	10.7%	6.3%

Note: On September 30, 2006 US$1 = 0,7899 Euros

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(Euro in thousands, except per share and share amounts)

	Period ended 30.09.2006		Period ended 31.12.2005

	€ 000%		€ 000%

Current assets
Cash and cash equivalents	83,725		53,017
Trade receivables, net	73,990		102,232
Inventories	81,548		81,380
Other current assets	10,091		9,217

Total current assets	249,354	53.2%	245,846	53.1%

Non current assets
Property, plant and equipment -net	63,705		66,556
Goodwill and intangible assets with indefinite useful lives	86,050		86,050
Other intangible fixed assets net	48,454		39,665
Equity investments	20		20
Deferred tax assets	20,939		24,662
Other long-term assets	363		386

Total non current assets	219,531	46.8%	217,339	46.9%

Total assets	468,885	100%	463,185	100%

Current liabilities
Short-term bank borrowings	4,360		64,148
Accounts payable - trade	80,173		85,203
Income and other taxes payables	5,384		5,537
Other current liabilities	20,472		20,202
Provisions for risks and charges - current portion	10,287		18,621

Total current liabilities	120,676	25.7%	193,711	41.8%

Long-term liabilities
Long-term debt, net of
current portion	126,040		125,824
Employee benefits	9,265		9,669
Deferred income taxes	16,688		13,697
Provision for risks and charges - long term portion	1,579		1,525

Total long-term liabilities	153,572	32.8%	150,715	32.5%

Total liabilities	274,248	58.5%	344,426	74.4%

Shareholders’ equity
Capital stock	163,311		82,867
Other reserves	75,568		75,559
Retained earnings (losses)	(39,684)		1,780
Results for the period	(4,579)		(41,464)

Total Group Shareholders’ equity	194,616	41.5%	118,742	25.6%

Minority interests	21		17
Total liabilities and shareholders’ equity	468,885	100%	463,185	100%

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(US$ in thousands, except per share and share amounts)

	Period ended 30.09.2006		Period ended 31.12.2005

	$ 000%		$ 000%

Current assets
Cash and cash equivalents	105,996		67,119
Trade receivables	93,671		129,426
Inventories	103,240		103,027
Other current assets	12,775		11,669

Total current assets	315,682	53.2%	311,241	53.1%

Non-current assets
Property, plant and equipment - net	80,650		84,260
Goodwill and intangible assets with indefinite useful lives	108,939		108,939
Other intangible fixed assets - net	61,343		50,216
Equity investments	25		25
Deferred tax assets	26,509		31,222
Other long-term assets	460		489

Total non-current assets	277,926	46.8%	275,151	46.9%

Total assets	593,608	100%	586,392	100%

Current liabilities
Short-term bank borrowings	5,520		81,211
Accounts payable - trade	101,499		107,867
Income and other taxes payables	6,816		7,010
Other current liabilities	25,918		25,576
Provisions for risks and charges - current portion	13,023		23,574

Total current liabilities	152,776	25.7%	245,238	41.8%

Long-term liabilities
Long-term debt, net of
current portion	159,567		159,293
Employee benefits	11,729		12,241
Deferred income taxes	21,127		17,340
Provision for risks and charges - long term portion	1,999		1,931

Total long-term liabilities	194,422	32.8%	190,805	32.5%

Total liabilities	347,198	58.5%	436,043	74.4%

Shareholders’ equity
Capital stock	206,752		104,910
Other reserves	95,669		95,658
Retained earnings (losses)	(50,240)		2,253
Results for the period	(5,797)		(52,493)

Total Group Shareholders’ equity	246,384	41.5%	150,328	25.6%

Minority interests	26		21
Total liabilities and shareholders’ equity	593,608	100%	586,392	100%

Ducati Motor Holding S.p.A.
Consolidated Statements of Cash Flow
(Euro in thousands)

	Period ended 9/30/2006 € 000	Period ended 9/30/2005 € 000

Cash flow generated by operating activities
Net profit (loss) for the year	(4,579)	(16,571)
Change in cumulative translation adjustment	(436)	1,546
Adjustments to reconcile net profit (loss) with the movements of funds generated by (used in) operating activities
- Non cash items for stock options	591	968
- Amortisation, depreciation	15,029	21,392
- Taxes paid	(1,051)	(2,850)
Change in operating assets and liabilities
- Working capital	23,044	30,992
- Other current assets	(874)	3,228
- Other current liabilities	270	3,390
- Due to tax authorities	898	(1,358)
- Deferred tax assets	5,155	401
- Deferred tax liabilities	2,991	1,421
- Employee benefits	(404)	614
- Provisions for risks and charges	(513)	—
- Restructuring reserve	(7,767)	—
- Other

Net cash generated by operating activities (A)	32,354	43,173

Cash flow (used in) generated by investing activities
Net change in property, plant and equipment	(6,519)	(6,504)
Net change in intangible fixed assets	(14,583)	(13,385)
Disposal from property, plant and equipment	135	201
Other fixed assets	23	19

Net cash used in investing activities (B)	(20,944)	(19,669)

Cash flow generated from operating activities, net of cash used in investing activities (A-B)	11,410	23,504

Cash flow (used in) generated by financing activities
Change in short-term and long-term debt	(57,187)	(22,894)
Interests cashed (paid)	(2,385)	(45)
Change in minority interests	4	—
Increase in share capital and reserves	78,866	(2,834)

Change in cash generated by financing activities	19,298	(25,773)

Increase (decrease) in cash on hand, bank deposits and securities	30,708	(2,269)

Cash and cash equivalents, beginning of year	53,017	49,327

Cash and cash equivalents, end of period/ year	83,725	47,058

Ducati Motor Holding S.p.A.
Consolidated Statements of Cash Flow
(Dollar in thousands)

	Period ended 9/30/2006 $ 000	Period ended 9/30/2005 $ 000

Cash flow generated by operating activities
Net profit (loss) for the year	(5,797)	(20,979)
Change in cumulative translation adjustment	(552)	1,957
Adjustments to reconcile net profit (loss) with the movements of funds generated by (used in) operating activities
- Non cash items for stock options	748	1,225
- Amortisation, depreciation	19,026	27,082
- Taxes paid	(1,331)	(3,608)
Change in operating assets and liabilities
- Working capital	29,174	39,236
- Other current assets	(1,106)	4,087
- Other current liabilities	341	4,292
- Due to tax authorities	1,137	(1,719)
- Deferred tax assets	6,526	508
- Deferred tax liabilities	3,787	1,799
- Employee benefits	(511)	777
- Provisions for risks and charges	(649)	—
- Restructuring reserve	(9,833)	—
- Other

Net cash generated by operating activities (A)	40,960	54,657

Cash flow (used in) generated by investing activities
Net change in property, plant and equipment	(8,253)	(8,234)
Net change in intangible fixed assets	(18,462)	(16,945)
Disposal from property, plant and equipment	171	254
Other fixed assets	29	24

Net cash used in investing activities (B)	(26,515)	(24,901)

Cash flow generated from operating activities, net of cash used in investing activities (A-B)	14,445	29,756

Cash flow (used in) generated by financing activities
Change in short-term and long-term debt	(72,399)	(28,984)
Interests cashed (paid)	(3,019)	(57)
Change in minority interests	5	—
Increase in share capital and reserves	99,844	(3,588)

Change in cash generated by financing activities	24,431	(32,629)

Increase (decrease) in cash on hand, bank deposits and securities	38,876	(2,873)

Cash and cash equivalents, beginning of year	67,120	62,448

Cash and cash equivalents, end of period/ year	105,996	59,575

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUCATI MOTOR HOLDING SPA

Date: November 14th , 2006	By:	/s/ Federico Strano

	Name	Federico Strano
	Title	Director, Investor Relations